Income Statements by activity
Unaudited

	For the three months ended June 30, 2015			For the three months ended June 30, 2014
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	29,228	29,166	91	23,328	23,228	128
Cost of sales	25,079	25,051	57	20,099	20,026	101
Selling, general and administrative costs	1,997	1,985	12	1,772	1,761	11
Research and development costs	732	732	—	601	601	—
Result from investments	45	10	35	36	13	23
Restructuring costs/(reversal)	8	8	—	(2)	(2)	—
Other (expenses)/income	(109)	(109)	—	67	67	—
EBIT	1,348	1,291	57	961	922	39
Net financial expenses	627	627	—	506	506	—
Profit before taxes	721	664	57	455	416	39
Tax expense	388	381	7	258	254	4
Profit from continuing operations	333	283	50	197	162	35
Result from intersegment investments	—	50	—	—	35	—
Net profit	333	333	50	197	197	35

Adjusted EBIT	1,525	1,468	57	968	929	39

	For the six months ended June 30, 2015			For the six months ended June 30, 2014
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	55,624	55,475	205	45,453	45,284	222
Cost of sales	48,058	47,981	133	39,430	39,308	175
Selling, general and administrative costs	3,983	3,959	24	3,452	3,431	21
Research and development costs	1,459	1,459	—	1,227	1,227	—
Result from investments	95	29	66	69	24	45
Gains on the disposal of investments	—	—	—	8	1	7
Restructuring costs	12	12	—	8	8	—
Other (expenses)	(67)	(67)	—	(182)	(182)	—
EBIT	2,140	2,026	114	1,231	1,153	78
Net financial expenses	1,233	1,233	—	999	999	—
Profit before taxes	907	793	114	232	154	78
Tax expense	482	469	13	208	196	12
Profit/(loss) from continuing operations	425	324	101	24	(42)	66
Result from intersegment investments	—	101	—	—	66	—
Net profit	425	425	101	24	24	66

Adjusted EBIT	2,325	2,211	114	1,623	1,552	71

Statements of Financial Position by activity
Unaudited

	At June 30, 2015			At December 31, 2014
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Intangible assets:	24,959	24,952	7	22,847	22,840	7
Goodwill and intangible assets with indefinite useful lives	15,183	15,181	2	14,012	14,010	2
Other intangible assets	9,776	9,771	5	8,835	8,830	5
Property, plant and equipment	28,008	28,006	2	26,408	26,406	2
Investments and other financial assets	2,094	2,559	969	2,020	2,452	931
Deferred tax assets	3,504	3,440	64	3,547	3,482	65
Other assets	128	128	—	114	114	—
Total Non-current assets	58,693	59,085	1,042	54,936	55,294	1,005
Inventories	12,283	12,276	7	10,449	10,442	7
Assets sold with a buy-back commitment	2,702	2,702	—	2,018	2,018	—
Trade receivables	3,207	3,218	23	2,564	2,566	17
Receivables from financing activities	3,516	1,821	3,414	3,843	1,746	3,834
Current tax receivables	292	289	9	328	326	8
Other current assets	2,815	2,766	49	2,761	2,732	32
Current financial assets:	1,164	1,130	34	761	732	31
Current investments	42	42	—	36	36	—
Current securities	232	202	30	210	180	30
Other financial assets	890	886	4	515	516	1
Cash and cash equivalents	21,117	20,922	195	22,840	22,627	213
Total Current assets	47,096	45,124	3,731	45,564	43,189	4,142
Assets held for sale	6	6	—	10	6	4
TOTAL ASSETS	105,795	104,215	4,773	100,510	98,489	5,151
Equity and Liabilities
Equity	15,037	15,037	1,434	13,738	13,738	1,367
Provisions:	22,084	22,062	22	20,372	20,350	22
Employee benefits	10,323	10,310	13	9,592	9,579	13
Other provisions	11,761	11,752	9	10,780	10,771	9
Deferred tax liabilities	278	269	9	233	225	8
Debt	32,298	30,881	3,136	33,724	31,885	3,576
Other financial liabilities	845	845	—	748	745	5
Other current liabilities	12,640	12,515	126	11,495	11,376	122
Current tax payables	186	171	20	346	335	17
Trade payables	22,427	22,435	26	19,854	19,835	34
TOTAL EQUITY AND LIABILITIES	105,795	104,215	4,773	100,510	98,489	5,151

Statements of Cash Flows by activity
Unaudited

	For the six months ended June 30, 2015			For the six months ended June 30, 2014
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	22,840	22,627	213	19,455	19,255	200
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit for the period	425	425	101	24	24	66
Amortization and depreciation	2,822	2,821	1	2,359	2,358	1
Net losses/(gains) on disposal of non-current assets and other non-cash items	101	50	(50)	224	186	(28)
Dividends received	114	125	—	59	62	—
Change in provisions	589	589	—	721	721	—
Change in deferred taxes	142	141	1	(58)	(56)	(2)
Change in items due to buy-back commitments	137	136	1	269	269	—
Change in working capital	(261)	(224)	(37)	180	147	33
TOTAL	4,069	4,063	17	3,778	3,711	70
CASH FLOWS USED IN INVESTING ACTIVITIES:
Investments in property, plant and equipment and intangible assets	(4,293)	(4,292)	(1)	(3,233)	(3,232)	(1)
Acquisitions and capital increases in joint ventures, associates and unconsolidated subsidiaries	(77)	(77)	—	(3)	(3)	—
Proceeds from the sale of non-current assets	9	9	—	28	21	7
Net change in receivables from financing activities	320	(40)	360	(280)	(56)	(224)
Change in current securities	3	5	(2)	49	51	(2)
Other changes	(13)	(88)	75	11	(160)	171
TOTAL	(4,051)	(4,483)	432	(3,428)	(3,379)	(49)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Net change in debt and other financial assets/liabilities	(2,504)	(2,051)	(453)	1,358	1,356	2
Increase in share capital	10	10	—	3	3	—
Dividends paid	(17)	(17)	(11)	—	—	(3)
Distribution of certain tax obligations	—	—	—	(45)	(45)	—
Acquisition of non-controlling interest	—	—	—	(2,691)	(2,691)	—
TOTAL	(2,511)	(2,058)	(464)	(1,375)	(1,377)	(1)
Translation exchange differences	770	773	(3)	85	76	9
TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(1,723)	(1,705)	(18)	(940)	(969)	29
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	21,117	20,922	195	18,515	18,286	229